Exhibit 21.1

Subsidiaries—as of December 31, 2007

Company Name	State or country of incorporation or organization	Voting percent owned directly or indirectly by registrant	Notes
Infolink Pacific Limited	British Virgin Islands	100%	from page 3
Shandong Zhouyuan Seed and Nursery Co., Ltd.	Peoples’ Republic of China	60%	from page 3
Heilongjiang Pingchuan Yi Liao Qi Xie You Xian Gong Si.	Terminated Feb. 2007	NA	from page 4